October 23, 2006

Mr. John Hartz

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Re:

Moog Inc.

Form 10-K for the Fiscal Year Ended September 24, 2005

Filed December 7, 2005

File No. 1-05129

Dear Mr. Hartz:

                This letter is in response to the comments received by Moog Inc. (“Moog”) from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2006, relating to the above-referenced Annual Report on Form 10-K, File No. 1-05129 (the “Annual Report”).

You have presented a number of specific questions and requests that require our response.  Our answers are provided below:

•

SEC Request - Confirm to us that the information generated by nation represents only statutory or tax information, as required outside of your internal reporting requirements.  Please elaborate if necessary.  In other words, is the source information in your CODM reports essentially on a statutory, and/or tax basis with little reconciliation necessary for those intended purposes.

Moog Response - Information generated by nation represents information required for tax purposes.  This information is not required for internal reporting to me, Moog’s CODM.  Our corporate consolidating system (software provided by Hyperion) generates our consolidated financial statements from these data inputs.  The source information requires no reconciliation for these to be used for tax and consolidation purposes.  As I stated in my previous letter responses to the Commission, I do not assess performance or allocate resources for our company by reviewing the results of each statutory entity.

•

SEC Question – Explain to us more about Pro Control, Casella, FCS and Hydrolux.  Why is discrete financial information regularly provided to the CODM for these entities?  Is this information provided solely for tax or statutory reasons?

Moog Response – Pro Control, FCS and Hydrolux are legal entities in Switzerland, Holland, and Luxembourg, respectively.  Casella was an Italian entity acquired on September 26, 2000 that has been fully integrated into our other Italian operations.  Discrete financial information is provided by Pro Control, FCS and Hydrolux for tax and consolidation purposes.  Our Green Book has included a copy of this legal entity consolidation for use by our corporate accounting staff.  As we’ve previously described, I have received a copy of this information through inclusion of these consolidating schedules in our Green Book.  However, I do not regularly review this detailed information, nor do I assess the performance of each statutory legal entity.  Moreover, I no longer receive such information in my Green Book.

•

SEC Question – In the Moog International Group FY06 2nd Quarter Financial Review we note detailed actual, budget, and difference from budget, columns for both sales and operating profit, by nation, or lower levels.  This indicates that the operations at each nation are being assessed versus budget.  Please advise.

Moog Response – Included in the FY06 2nd Quarter review book, the two schedules you’ve focused on were prepared by our Industrial Financial Manager comparing actual vs. budget information by nation.  We, of course, have budgets for each of our organizations down to the department level.  However, it’s also important to note that most of the other schedules in this 86-page presentation focus on our industrial product lines that cut across our global operations.  I don’t spend any time on these two schedules “by nation”, which are presented principally to allow the accounting folks in the meeting to reconcile the numbers to their submissions to corporate.  Our procedures require our Corporate Accounting function to consolidate the numbers using results reported by each legal entity.  I do not study these two pages in the Financial Review package; rather I focus on the product line discussions that comprise the substance of the remaining 84 pages which are the foundation of how we’re managing our global industrial business.  Moreover, these two pages have been deleted from future presentations.

•

SEC Request – Provide us with your formal capital expenditure approval authority at every level in your company.  Identify the positions and quantify the amounts and level of authority.

Moog Response – Our capital expenditure approval authority is slightly different for each of our three computer operating systems as described below:

o

Our Domestic sites (excluding our Components Segment) use MBS (our customized Moog Business System)

o

Our Components Segment uses Baan

o

Our International operations use Mfg/Pro.

Below is a summary chart by operating system showing the positions and the level of authority required for capital expenditures:

Threshold where person’s authorization is required
	MBS	Baan	Mfg/Pro
Requestor	All requests	All requests	All requests
Supervisor or Functional Manager	All requests	All requests	All requests
Site or Group Finance Mgr	All requests	All requests	All requests
Segment Management	Requests > $50K	Requests > $10K	Requests > $50K
CEO	Requests > $100K	Requests > $100K	Requests > $100K

•

SEC Request – You have said that your reporting units for assessing goodwill are the same as your operating segments, which are the same as your reportable segments.  Help us better understand this analysis.   By way of example, please provide us with a thorough analysis, based upon GAAP, that explains why each of the following entities were and are not determined to be reporting units:

o

Curlin Medical

o

Flo-Tork

o

FCS Control Systems

o

Power and Data Technologies Group

Moog Response –

Curlin Medical – Moog acquired Curlin Medical on April 11, 2006.  Beginning in our quarter ended July 1, 2006, we concluded that Curlin was a separate operating segment apart from our four other operating segments.  It was determined that because I, as CODM, intended to assess performance and allocate resources of this new activity within the medical devices market, we satisfied the GAAP accounting requirements of considering Curlin as another operating segment at Moog.  Our organizational structure reinforces this conclusion as I have contemporaneously promoted one of our Vice Presidents, Marty Berardi, who now reports directly to me.  As a result, we began, as of June 30, reporting Curlin as our fifth reportable segment under the segment name, Medical Devices.  Accordingly, Medical Devices is a separate Reporting Unit in accordance with SFAS 142.

Flo-Tork – Moog acquired Flo-Tork on November 22, 2005 in order to further expand our technical product offerings to the U.S. Navy.  The focus of our Space and Defense segment management team is on their respective product lines, not on the geographic sites that comprise their business.  Flo-Tork could be considered a “business” with discrete financial information.  However, we have concluded that Flo-Tork is not a separate Reporting Unit as segment management does not regularly review the financial results of Flo-Tork.  Segment management has integrated acquisitions to the fullest extent practicable and their management focus is on Product Line performance.  Moreover, none of these product lines is considered a “business”.

FCS Control Systems – Moog acquired FCS on August 15, 2005 in order to expand our presence in the simulation and test equipment markets.  It was and is the intention of our Industrial Segment management to fully integrate this acquisition into the existing Product Line focus.  The integration of a $36 million company employing 100 plus people in a separate location has to be accomplished carefully and takes time.  For instance, the president of the predecessor company, FCS Controls, has only recently moved to a consulting status.  His replacement will be a Product Line manager from our German company.  So, one could say that although FCS Control Systems is transitioning to become another site participating in our global simulator and test equipment product lines, at the moment, it has the appearances of a reporting unit.  Therefore, we will be testing impairment of goodwill on FCS for FY06.

Power and Data Technologies Group – Similar to FCS, two of the three legal entities that comprise this acquisition of Power and Data Technologies Group on July 27, 2006 are in the same circumstance.  One of the three entities, ETC, is located in Blacksburg, VA, and has been thoroughly integrated into the Components Group operations in Blacksburg, such that there’s no longer any ETC identity or discrete financial information related to ETC.  However, there are two other legal entities included in this acquisition.  Focal is located in Halifax and IDM is located in Reading in the U.K.  At this stage, neither Focal nor IDM has been integrated into our Components Group to the same degree as ETC.  Therefore, in a fashion similar to FCS, we will be testing impairment of goodwill for FY06 at both Focal and IDM on the basis that, at the moment, they have the appearance of being reporting units within the Components Segment.

Industrial Segment – We have articulated in our last three letters that our Industrial Group is managed as one operating segment.  Further, we believe the Industrial Segment is one reporting unit.  We have described the history of our Industrial Segment and its transition from a collection of independent operating companies to an integrated network of global product lines.  We’ve described how challenging it has been to accomplish this transition.  We believe that we have achieved a degree of integration such that even our three regions, Americas, Europe and the Pacific, would find it impractical to operate independently. However, based on our continuing dialogue with you over the past months it appears that one can conclude, based on the financial information that we use, that we have three Reporting Units within our Industrial Segment; Americas, Europe, and the Pacific.  Certainly we have leadership in each of those regions.  Certainly we have budgets for each of the regions and segment management reviews budget variances.  We still insist that our primary focus is on global product line management.  However, in the interest of bringing this dialogue to a conclusion, we are not averse to performing an annual assessment of goodwill impairment beginning in FY06 on the basis that Industrial Americas, Industrial Europe, and Industrial Pacific are Reporting Units.

We look forward to your favorable response to these comments.

Sincerely,

/s/ Robert T. Brady

Robert T. Brady

Chairman and CEO

cc:  Nili Shah - SEC

Robert R. Banta, Moog CFO

Donald R. Fishback, Moog Controller

Michael Murray, E&Y Partner

Ken Marceron, E&Y Partner

Glen Schaffert, E&Y Partner